SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                     CELLULAR TECHNICAL SERVICES, CO., INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    151167103
                            ------------------------
                                 (CUSIP Number)

                            Copy to:

Harvey Sandler                          Morrison Cohen Singer & Weinstein, LLP
1050 Lee Wagener Blvd.                  750 Lexington Avenue
Suite 301                               New York, New York 10022
Fort Lauderdale, Florida 33315          Telephone (212) 735-8600
Telephone (954)359-0095

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 March 27, 1997
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ________.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


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

CUSIP
No. 151167103                          13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                        Harvey Sandler

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  |X|
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 3    SEC Use Only

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 4    Source of Funds*          PF, WC

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 5    Check Box if Disclosure of Legal Proceedings is Required               | |

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 6    Citizenship or Place of Organization                     United States

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               7     Sole Voting Power
   Number of           1,011,116 shares                                4.47%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By            124,000 shares                                   .55%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person             1,011,116 shares                                4.47%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                       124,000 shares                                   .55%
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11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,135,116 shares

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12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

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13    Percent of Class Represented by Amount in Row (11)
                                                                        5.01%
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14    Type of Reporting Person*
                                           IN

================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

CUSIP
No.   151167103                        13D
================================================================================
 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                     Phyllis Sandler

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 2    Check the Appropriate Box if a Member of a Group*                 (a)  | |

                                                                        (b)  |X|

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 3    SEC Use Only

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 4    Source of Funds*          PF, WC

--------------------------------------------------------------------------------
 5    Check Box if Disclosure of Legal Proceedings is Required               | |

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization                     United States

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               7     Sole Voting Power
   Number of           124,000 shares                                   .55%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By            1,011,116 shares                                4.47%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person             124,000 shares                                   .55%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                       1,011,116 shares                                4.47%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned By Each Reporting Person
                                    1,135,116 shares

--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* | |

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                                       5.01%

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14    Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

         This statement, dated March 27, 1997, relates to the reporting persons ownership of certain securities of Cellular Technical Services Co., Inc. (the "Issuer").

ITEM 1.  Security and Issuer

          (a)  Common Stock, $0.001 par value per share (CUSIP No. 151167103).

          (b)  Cellular Technical Services Co., Inc.
               2401 Fourth Avenue, Suite 808
               Seattle, Washington 98121

ITEM 2.  Identity and Background

      1.  (a)  Harvey Sandler, the husband of Phyllis Sandler.

          (b)  Address:
                     1050 Lee Wagener Blvd., Suite 301
                     Fort Lauderdale, Florida 33315

          (c)  Principal Occupation: Investor.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.

      2.  (a)  Phyllis Sandler, the wife of Harvey Sandler.

          (b)  Address:
                     1050 Lee Wagener Blvd., Suite 301
                     Fort lauderdale, Florida 33315

          (c)  Principal Occupation: Investor.

          (d)  No.

          (e)  No.

          (f)  Citizenship:  United States.


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

ITEM 3.  Source and Amounts of Funds or Other Consideration

         The individual reporting person obtained funds for the purchase of the shares of Common Stock from the working capital of the reporting person's personal investment account.

         The amount of funds used in acquiring the shares of Common Stock and the Options are set forth below:

         Name                                Amount of Consideration
         ----                                -----------------------
         Harvey Sandler                            $ 13,574,749
         Phyllis Sandler                           $  1,933,676

ITEM 4.  Purpose of Transaction.

         The reporting persons acquired their securities for purposes of investment.

         The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 22,640,868 shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the year ended December 31, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 27, 1997:

                                   Shares of              Percentage of Shares
                                 Common Stock               of Common Stock
Name                           Beneficially Owned          Beneficially Owned
----                          --------------------        ---------------------
Harvey Sandler                   1,135,116(1,2)                   5.01%
Phyllis Sandler                  1,135,116(1,2)                   5.01%

----------
(1)  Includes 1,000 shares of Common Stock held in Mrs. Sandler's IRA Account.

(2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her equity interest therein.


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

         (b) By virtue of being the husband of Phyllis Sandler, Harvey Sandler may be deemed to have shared power to vote and to dispose of 124,000 shares of Common Stock, representing approximately .55% of the outstanding Common Stock.

             By virtue of being the wife of Harvey Sandler, Phyllis Sandler may be deemed to have shared power to vote and to dispose of 1,011,116 shares of Common Stock, representing approximately 4.47% of the outstanding Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from January 26, 1997 through March 27, 1997, inclusive:

                         Purchase or      Number of Shares     Purchase or
Name of Shareholder        Sale Date   Purchased or (Sold)      Sale Price
-------------------      -----------   -------------------     -----------
Harvey Sandler               1/29/97                 4,000        $ 12.375
                             1/29/97                 4,000        $ 11.875
                             1/29/97                 3,000        $  13.00
                             1/29/97                 3,000        $  12.25

                             3/10/97                 2,500*       $  15.00
                             3/10/97                 2,500*       $  17.50

                             3/11/97                (4,000)       $11.1875

                             3/18/97                 2,500        $  10.75

                             3/20/97                 2,300*       $  15.00
                             3/20/97                 1,500*       $  17.50

                             3/21/97                   200*       $  15.00
                             3/21/97                 1,000*       $  17.50


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

                         Purchase or     Number of Shares      Purchase or
Name of Shareholder       Sale Date    Purchased or (Sold)      Sale Price
-------------------      -----------   -------------------     -----------

                             3/26/97                 3,000        $ 11.125

                             3/27/97                 3,000        $  11.00

         *These shares of Common Stock were acquired by the reporting person with regard to the assignment of certain puts.

         The transactions were effected in the over-the-counter market.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

         Exhibit A - Agreement, dated April 9, 1997, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).


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

                                    Signature

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: April 9, 1997


                                           /s/ Harvey Sandler
                                           -----------------------------------
                                           Harvey Sandler


                                           /s/ Phyllis Sandler
                                           -----------------------------------
                                           Phyllis Sandler


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, and securities convertible into Common Stock of CELLULAR TECHNICAL SERVICES CO., INC., and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 9th day of April, 1997.


                                           /s/ Harvey Sandler
                                           -----------------------------------
                                           Harvey Sandler


                                           /s/ Phyllis Sandler
                                           -----------------------------------
                                           Phyllis Sandler


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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